United States securities and exchange commission logo





                           November 17, 2022

       Christopher Furman
       Chief Executive Officer
       Vitro Biopharma, Inc.
       3200 Cherry Creek Drive
       Suite 720
       Denver, CO 80209

                                                        Re: Vitro Biopharma,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed on November
4, 2022
                                                            File No. 000-17378

       Dear Christopher Furman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment to Form 10-12G

       Item 1. Business, page 5

   1. Please revise the discussion of trial results to focus on objective observations and eliminate conclusions.
For example, rather than indicating that the UC-derived MSCs exhibited the highest
proliferation rate and higher concentrations of immunomodulatory substances, disclose
the observed rates and concentrations for UC-derived MSCs, AD-
                                                        MSCs and PL-MSCs; and
rather than indicating that you observed the highest IDO
                                                        activity in UC-derived
MCSs as compared to the other MSCs explain how you measured
                                                        such activity and
objectively describe your observations. To the extent that you have included comparisons to
other products, please confirm that the cited studies included head to head
comparisons. If they did not, then remove any discussions comparing your product candidates to
other products or product candidates.
 Christopher Furman
FirstName LastNameChristopher Furman
Vitro Biopharma, Inc.
Comapany 17,
November   NameVitro
              2022 Biopharma, Inc.
November
Page 2    17, 2022 Page 2
FirstName LastName
Our Strategy , page 9

2.       We note your response to comment 7 and your disclosure on page 9.
Despite your
         references to "collaborative relationships" the expected agreements appear to be limited to service agreements for the performance of clinical trails and supply agreements. Please revise to clarify that these relationships do not involve the types of arrangements whereby you would share the risks and rewards with a collaborative partner. Alternatively, revise the disclosure to clarify the types of collaborative arrangements you expect to enter into, including a discussion of the role a collaborative partner may take in the development of your product candidates.
Preliminary Tolerability from Foreign Clinical Studies, page 15

3. We note your disclosure that you receive data related to the occurrence of serious adverse events. To the extent that there have been any serious adverse events related to treatment with AlloRx Stem Cells, please describe the events and disclose the number of incidents.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended October 31, 2021 and 2020
Costs of Goods Sold, page 72

4. Please refer to our prior comment 5. Reconcile your disclosure on page 72 that indicates that the inventory write-off is due to the fact that you were not able to complete an inventory with your disclosure on page F-13 that indicates that you periodically review the value of items in inventory and provide write-downs or write-offs of inventory based on your assessment of market conditions. Further, explain why the inability to complete a physical count of inventory resulted in a write-off of inventory and how you were able to determine the amount of the inventory write-off.
Consulting Revenue, page 72

5. Your disclosure indicates that your Consulting Revenue is related to your European
         Wellness contract and you recognized $0 in consulting revenue in fiscal 2021. Your discussion of the increase in Costs of Goods Sold that follows attributes the increase to consulting revenue recorded in 2021. Please revise your disclosure to address this apparent inconsistency and to also quantify and discuss the consulting revenue related to
         Fitore.
Comparison of the Three and Nine Months Ended July 31 2022 to the Three and Nine Months
Ended July 31, 2021
Consulting Revenue, page 74

6. Revise to disclose what milestones were met during the period. We note your disclosure on page 23 that you are currently in the early stage of identification and potential development of any key investigational product candidate.
 Christopher Furman
Vitro Biopharma, Inc.
November 17, 2022
Page 3
Notes to the Consolidated Financial Statements, page F-9

7. Please refer to our prior comment 13. In light of the significance of your research and development contract with European Wellness revise to include a separate footnote to discuss the significant terms of the contract including what your obligations are under the contract, what payments you have received under the contract, what milestones you have reached, future milestones and payments, how you classify expenses incurred under the contract, termination rights, etc.
Note 4. Acquisitions, page F-14

8. Please refer to our prior comment 15. Please tell us how you considered whether to reflect the termination of the Fitore business in your pro forma income statement on page F-2, citing the applicable guidance on which you relied.
Revenue Recogntion , page F-34

9. Revise your revenue recognition policy here and on page 78 to include your revenue recognition policy regarding milestone payments under your long term contract, including at what point the related revenue is recognized.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Julie Sherman at 202-551-3640 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameChristopher Furman
                                                            Division of
Corporation Finance
Comapany NameVitro Biopharma, Inc.
                                                            Office of Life
Sciences
November 17, 2022 Page 3
cc:       David J. Babiarz
FirstName LastName